SEC #1-13812

02045262

7/5/02

SEC MAIL PROCESSING RECEIVED JUL - 5 2002 WASH, D.C. 154 SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

For the month of July 2002

Pacific Rim Mining Corp.
(Translation of registrant's name into English)

Suite 2393 – 595 Burrard Street, PO Box 49186
Vancouver, B.C. V7X 1K8
Canada

(Address of Principal Executive Office)

PROCESSED JUL 18 2002 THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

Date July 3, 2002

By: K. Church

Kathryn A. Church
Corporate Secretary

PACIFIC RIM
MINING CORP.

PMU News Release #02-08
TSX, AMEX Symbol PMU

July 03, 2002

PACIFIC RIM INTERSECTS HIGH-GRADE GOLD ON EL DORADO DRILL PROGRAM

Pacific Rim Mining Corp. is pleased to release the up to date results of its diamond drill program on the El Dorado gold project in El Salvador. These drill results are part of an on-going program that is expected to comprise approximately 20 drill holes and total roughly 7,000 meters of diamond drilling on a variety of vein targets within the El Dorado District.

A summary of the drill results obtained to date is presented in the following table:

Hole No.	Vein Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter-section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P02-203	Rosario, Veta Grande	301,072/534,463	70/54	34.5 96.15 104.8	36.8 97.6 105.95	2.3 1.45 1.15	1.89 1.19 0.94	6.81 31.93 24.84	6.6 257 163
P02-204	Moreno, Varicose	301,508/534,508	270/54	N/A*					

**no significant results*

A map will be available at our website www.pacrim-mining.com

ABOUT THE DRILL RESULTS

The first drill hole (P02-203) intersected several veins within the Rosario Vein system (located 200 meters east of Minita). The first vein assayed 31.93 g/t Au and 257 g/t Ag over a drill length of 1.45 m starting at 96.15 m. A second vein was intersected at 104.8 m that assayed 24.84 g/t Au and 163 g/t Ag over a length 1.15 m. A lower grade vein was encountered at a depth of 34.5 m that averaged 6.81 g/t Au over a length of 2.3 m.

Drilled easterly at a dip of 54 degrees, this hole was designed to cross the Rosario and Veta Grande veins perpendicular to their strike. The Rosario Vein has a strike length of 500 m and was intersected at an elevation of 310 meters above sea level. Rosario strikes NNW, subparallel to Minita and interpreted to be the extensional fault direction. Veta Grande was intersected further down hole but grades did not reach the 6 g/t Au cutoff.

The upper 319 meters of the second drill hole (P02-204) has also been assayed and failed to hit mineralization above the cutoff grade. This hole was designed to cross the southern Moreno and Varicose Veins in a westerly direction. Assays are still pending on the lower 80 meters of this hole.

Drilling has been accelerated at El Dorado by the addition of a second diamond rig, which will continue to scout drill the abundant targets in the central part of the El Dorado District. Drill hole 205 was designed to

#2393 – 595 Burrard St., Three Bentall Center, P.O. Box 49186, Vancouver, BC V7X 1K8
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

test the El Dorado Vein and continue to the down-rake extension of the Minita resource. Hole 206 is designed to test the south Minita, Zancudo and El Dorado Veins. Hole 207 is also designed to cross the Veta Grande, the Varicose Vein and the Rosario Vein at the productive interval, approximately 300 meters north of hole 203. Results are expected for these holes next month.

SURFACE WORK CONTINUES TO OUTLINE NEW TARGETS

Targeting continues using trenching, surface rock sampling and detailed geologic mapping. This work has identified several very attractive targets in the central part of the district. Two trenches along strike to the north of the Minita resource have been constructed on the Minita Vein and assayed 12.67 and 10.00 g/t Au, respectively. The Minita Vein is narrow at the surface (less than 0.5 meters) but averages 3.3 meters in width at depth in the resource area

Trenching on the northern Moreno Vein has revealed another attractive target. Assays range from 0.19 to 11.37 g/t Au in the five trenches cut across the vein system, sampling 200 meters of strike length. Two other veins have been discovered to the east of Moreno, the DVDA and the Montecristo Veins. Initial sampling here is also very encouraging with assays of 8.84 and 8.40 g/t Au, respectively. The veins in this area are highly anomalous considering they are located at elevations ranging from 420 to 450 meters above sea level ---high above the productive interval (100-250 m above sea level).

"This is a great start to an extensive 20 hole exploration program specifically designed to get a sense of the high-grade gold potential in the central part of the district before following up with definition drilling of the best hits. The targeting work is progressing smoothly and we recently commenced the fifth drill hole (207). I'm especially pleased with the efficiency being achieved as each hole has tested at least two targets, multiplying the chances of discovery ", stated Tom Shrake, Pacific Rim's CEO.

ABOUT EL DORADO

The El Dorado District is an adularia-sericite type epithermal gold system located in El Salvador that hosts bonanza gold. Over 35 known quartz veins have been identified and these veins have a total strike length of over 18 kilometers. Diamond drilling by previous workers concentrated on shallow, near-surface intervals. Limited past drilling at deeper intervals demonstrated that the highest grade gold was encountered in a "Productive Interval" that occurs in the elevation range of approximately 100 to 250 meters above sea level (ASL). This equates to a depth below surface of roughly 150 to 300 meters. Only two veins have been systematically drill-tested in the Productive Interval by previous workers. The current drill program is designed to test a number of high-priority vein targets in the Productive Interval seeking high-grade chutes of gold mineralization. The Minita Vein system was mined in the mid-1900's and currently hosts an indicated resource of 799,200 tonnes with an average grade of 13.7 g/t gold and 97.9 g/t silver below the old stopes. This resource totals over 350,000 ounces of high-grade gold. Details of this resource estimate and a summary of the geology of the El Dorado project are presented in a technical report prepared for Dayton Mining Corporation (a predecessor company of Pacific Rim Mining Corp.) by Mr. P. LaCroix, P.Eng (a Qualified Person as defined in National Instrument 43-101) entitled "Resource Update Nueva Esperenza & El Dorado Mine Area – El Dorado Project – El Salvador", dated February 8, 2002. The report is summarized in Dayton's most recent Annual Information Form, available on SEDAR.

#2393 – 595 Burrard St., Three Bentall Center, P.O. Box 49186, Vancouver, BC V7X 1K8
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

43-101 DISCLOSURE

Pacific Rim's exploration work on the El Dorado project is being supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim's drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. This includes splitting the drill core, collecting one half for assay and retaining the other half for future reference, uniquely labelling and bagging each sample, limiting access to drill core and samples, storing samples in a secure environment and promptly shipping samples to a North American laboratory. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

On behalf of the board of directors,

"Thomas C. Shrake"

Thomas C. Shrake
CEO

For further information call
Toll Free: 1-888-775-7097 or
(604) 689-1976, or visit
www.pacrim-mining.com

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. These risks and uncertainties include but are not limited to the expected size of the Company's current drill program and the potential for discovering additional gold mineralization. Pacific Rim's disclosure of these results follows National Instrument 43-101.

The TSE and The AMEX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

#2393 – 595 Burrard St., Three Bentall Center, P.O. Box 49186, Vancouver, BC V7X 1K8
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

PACIFIC RIM
MINING CORP.

PMU News Release #02-09
TSE, AMEX Symbol: PMU, SEC FILE: 1-13812

July 3, 2002

PACIFIC RIM RECEIVES FINAL DIABLILLOS PAYMENTS AHEAD OF SCHEDULE

Pacific Rim Mining Corp. is pleased to announce Silver Standard has issued 142,970 common shares to Pacific Rim to fulfill the final two payments of US$500,000 due June 30, 2003 and US$400,000 due December 31, 2003 required under the terms of the agreement. The issuance is based on a 20-day weighted average share price of approximately US$6.29 per share. These shares have a four-month hold period expiring October 29, 2002, under applicable securities legislation.

"We are very happy to have received the final two payments toward the Diablillos project ahead of schedule," states Catherine McLeod-Seltzer, President. "Funds available from the sale of these shares will augment our already healthy treasury and will be available to fast track exploration on Pacific Rim's El Dorado gold deposit in El Salvador, where a 20 hole diamond drill program is underway."

On behalf of the Board of Directors,

"Catherine McLeod-Seltzer"

Catherine McLeod-Seltzer
President

For further information call
Toll Free: 1-888-775-7097 or
(604) 689-1976, or visit
www.pacrim-mining.com

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. These risks and uncertainties include but are not limited to the receipt and use of funds from the sale of shares.
The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

#2393 – 595 Burrard St., Three Bentall Center, PO Box 49186, Vancouver, BC, Canada V7X 1K8
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com